SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 17, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Enclosures:

1.             Nokia stock exchange release dated April 17, 2008: Nokia Q1 2008 net sales of EUR 12.7 billion, reported EPS of EUR 0.32 (EUR 0.38 excl special items)

	INTERIM REPORT	1 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

Nokia Q1 2008 net sales of EUR 12.7 billion, reported EPS of EUR 0.32 (EUR 0.38 excl special items) Profitability strong for the quarter – operating profit up 39% year on year, excluding special items

	NOKIA IN THE FIRST QUARTER 2008*
EUR million	Q1/2008**	Q1/2007**	Change
Net sales	12 660	9 856	28%
Devices & Services	9 263	8 163	13%
Nokia Siemens Networks	3 401	1 697
Operating profit	1 531	1 272	20%
Devices & Services	1 883	1 252	50%
Nokia Siemens Networks***	-74	78
Group Common Functions	-278	-58
Operating margin (%)	12.1	12.9
Devices & Services (%)	20.3	15.3
Nokia Siemens Networks (%)***	-2.2	4.6
Net profit	1 222	979	25%
EPS, EUR
Diluted***	0.32	0.25	28%

*As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the first quarter 2008 are not directly comparable to results for the first quarter 2007. Nokia’s first quarter 2007 included the former Nokia Networks business group only.

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Link to regrouped 2007 financials:  http://www.nokia.com/investors

** Q1 2008 special items:

•      EUR 217 million loss due to transfer of Finnish pension liabilities (impacting Common Group Functions)

•      EUR 81 million facilities impairment and other charges related to closure of the Bochum site in Germany (impacting Devices & Services operating profit)

•      EUR 65 million gain due to transfer of Finnish pension liabilities (impacting Nokia Siemens Networks operating profit)

•      EUR 100 million restructuring charge (impacting Nokia Siemens Networks operating profit)

•      Excluding the net impact of these special items, diluted EPS was EUR 0.38

** Q1 2007 special items:

•      EUR 32 million restructuring charges (impacting Devices & Services operating profit)

•      EUR 25 million charge related to restructuring of a subsidiary company (impacting Devices & Services operating profit)

•      EUR 12 million charge for Nokia Siemens Networks related incremental costs expensed during the first quarter (impacting Networks operating profit)

•      Excluding the impact of these special items, diluted EPS was EUR 0.26.

*** Important note to Nokia Siemens Networks Q1 2008 operating profit and Nokia EPS, both including and excluding special items: In addition to the ‘special items’ listed above, Nokia Siemens Networks reported operating profit also included EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

FIRST QUARTER 2008 HIGHLIGHTS

•      Nokia net sales of EUR 12.7 billion, up 28% year on year (up 35% at constant currency).

•      Nokia diluted EPS of EUR 0.38, growing 46% from Q1 2007, excluding special items.

•      Nokia operating margin of 14.7%, up year on year from 13.6% in Q1 2007, down sequentially from 15.9% in Q4 2007, excluding special items.

•      Nokia Devices & Services operating margin of 21.2%, up year on year from 16.0%, down sequentially from 22.8% in Q4 2007, excluding special items.

•      Nokia operating cash flow of EUR 0.8 billion.

	INTERIM REPORT	2 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

•      Nokia device volumes of 115.5 million units, up 27% year on year and down 13% sequentially.

•      Estimated industry device volumes of 295 million units, up 17% year on year and down 12% sequentially.

•      Nokia estimated device market share of 39%, up from 36% in Q1 2007 and down from 40% in Q4 2007.

•      Nokia device ASP of EUR 79, down from EUR 83 in Q4 2007. (Device ASP excludes net sales from Services & Software)

•      Nokia Siemens Networks operating margin was -1.1%, excluding special items, and was a positive 2.4%, excluding special items and purchase price accounting related items arising from the formation of Nokia Siemens Networks.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Nokia had strong profitability in the first quarter, with both operating profit and EPS up significantly year on year. The overall device market developed as expected, with the greatest demand in emerging markets, where our position is very strong. The competitiveness of our product portfolio is reflected in our market share and we target market share gains in the second quarter. The portfolio is renewed on a continuous basis. While we will not have major new products shipping in the second quarter, we expect a number of new products to be shipping, and to have a positive impact on our results, in the second half of 2008.”

INDUSTRY AND NOKIA OUTLOOK

•      Nokia expects industry mobile device volumes in the second quarter 2008 to be up slightly sequentially, similar to the market growth in the second quarter 2007, compared to the first quarter 2007.

•      We expect Nokia’s mobile device market share in the second quarter 2008 to increase sequentially.

•      Nokia continues to expect industry mobile device volumes in 2008 to grow approximately 10% from the approximately 1.14 billion units Nokia estimates for 2007.

•      Nokia expects the mobile device market to decline in value in Euro terms in 2008, compared to 2007. The change from our previous estimate of value growth for this market primarily reflects the negative impact of the recently weakened US dollar, the general economic slowdown in the US, and possibly going forward some economic slowdown in Europe.

•      Nokia continues to expect some decline in industry ASPs in 2008, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•      Nokia continues to target an increase in its market share in mobile devices in 2008.

•      Nokia expects the mobile and fixed infrastructure and related services market to be flat in Euro terms in 2008, compared to 2007. The change from the previous estimate of “very slight growth” for this market primarily reflects the negative impact of the recently weakened US dollar.

•      Nokia and Nokia Siemens Networks target for Nokia Siemens Networks market share to remain constant in 2008, compared to 2007.

•      Nokia and Nokia Siemens Networks cost synergy target for Nokia Siemens Networks is to achieve substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008, as previously announced.

Q1 2008 FINANCIAL HIGHLIGHTS

(Comparisons are given to the first quarter 2007 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the first quarter 2008 are not directly comparable to results for the first quarter 2007. Nokia’s first quarter 2007 included the former Nokia Networks business group only.

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability

	INTERIM REPORT	3 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services & Software and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: www.nokia.com/investors.

Nokia Group

Nokia’s first quarter 2008 net sales increased 28% to EUR 12.7 billion, compared with EUR 9.9 billion in the first quarter 2007. At constant currency, group net sales would have increased 35%.

Nokia’s first quarter 2008 operating profit grew 20% to EUR 1.5 billion (including the EUR 333 million net negative impact of special items), compared with EUR 1.3 billion in the first quarter 2007 (including a EUR 69 million negative impact of special items). The special items for the first quarter 2008 included a EUR 217 million loss due to transfer of Finnish pension liabilities (impacting Common Group Functions), a EUR 65 million gain due to transfer of Finnish pension liabilities (impacting Nokia Siemens Networks operating profit) and a EUR 100 million restructuring charge in Nokia Siemens Networks (impacting Nokia Siemens Networks operating profit). The special items for the first quarter 2008 also included a EUR 81 million facilities impairment and other charges related to the closure of the Bochum site in Germany (impacting Devices & Services operating profit), which did not include any of the people related costs of EUR 200 million already disclosed. The remaining charges are expected to be recorded during the subsequent periods in 2008. Nokia’s first quarter 2008 operating margin was 12.1% (12.9%), including the EUR 333 million net negative impact of the special items. Excluding the special items, Nokia’s first quarter 2008 operating margin was 14.7% (13.6%).

Operating cash flow for the first quarter 2008 was EUR 0.8 billion, compared with EUR 1.6 billion for the first quarter 2007, and total combined cash and other liquid assets were EUR 10.4 billion on March 31, 2008, compared with EUR 11.8 billion at December 31, 2007. As of March 31, 2008, our net debt-equity ratio (gearing) was -53%, compared with -61% at December 31, 2007.

Devices & Services

In the first quarter 2008, the total mobile device volume of our Devices & Services group reached 115.5 million units, representing 27% year on year growth and a 13% sequential decrease. The overall industry volume for the same period reached an estimated 295 million units, representing 17% year on year growth and a 12% sequential decrease.

Converged device industry volumes increased to an estimated 33.3 million units, compared with an estimated 23.5 million units in the first quarter 2007. Our own converged device volumes rose to 14.6 million units, compared with 11.8 million units in the first quarter 2007. We shipped close to 10 million Nokia Nseries and almost 2 million Nokia Eseries devices during the first quarter 2008.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

	INTERIM REPORT	4 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q1 2008	Q1 2007	YoY Change (%)	Q4 2007	QoQ Change (%)
Europe	25.7	23.9	7.5	37.2	-30.9
Middle East & Africa	20.2	15.7	28.7	23.6	-14.4
China	21.0	15.7	33.8	20.2	4.0
Asia-Pacific	34.1	23.7	43.9	34.0	0.3
North America	2.6	4.8	-45.8	5.1	-49.0
Latin America	11.9	7.3	63.0	13.4	-11.2
Total	115.5	91.1	26.8	133.5	-13.5

Based on our preliminary market estimate, Nokia’s market share for the first quarter 2008 was 39%, compared with 36% in the first quarter 2007 and 40% in the fourth quarter 2007. Our year on year market share increase was driven primarily by our strong position in the fastest growing markets globally and by strong share gains in Latin America, Asia-Pacific, China and to a lesser extent in Europe. Our market share decreased significantly year on year in North America. Our market share in Middle East & Africa was approximately at the same level year on year. We had strong sequential market share gains in Latin America. Our market share decreased significantly sequentially in Middle East & Africa and North America and to a lesser extent in Europe and Asia-Pacific. Our market share in China was approximately at the same level sequentially.

Our device average selling price (ASP) in the first quarter 2008 was EUR 79, down from EUR 89 in the first quarter 2007 and down from EUR 83 in the fourth quarter 2007. The lower year on year ASP was primarily due to a higher proportion of lower priced products and to a lesser extent the negative impact of the weaker US dollar. The sequential ASP decrease was primarily due to a higher proportion of lower priced products, a mix shift to lower ASP regions and to a lesser extent the negative impact of the weaker US dollar. Starting from the first quarter 2008, our device ASP excludes net sales from our Services & Software business. Prior periods have been reclassified for comparability purposes.

First quarter 2008 Devices & Services net sales grew 13% to EUR 9.3 billion, compared with EUR 8.2 billion in the first quarter 2007. Strong overall volume growth was partially offset by a significant ASP decrease, driven primarily by a higher proportion of lower priced products and to a lesser extent the negative impact of the weaker US dollar on net sales in the first quarter 2008, compared to the first quarter 2007.

Net sales year on year growth was strongest in Latin America, followed by Asia-Pacific, Middle East & Africa, China and Europe. Net sales were down significantly in North America year on year. Of our total Devices & Services net sales, Services & Software net sales were EUR 84 million in the first quarter 2008.

Devices & Services gross profit grew 33% to EUR 3.6 billion, compared with EUR 2.7 billion in the first quarter 2007, with a gross margin of 38.5% (32.8%). Devices & Services operating profit grew 50% to EUR 1.9 billion (including the negative impact of the EUR 81 million special item), compared with EUR 1.3 billion in the first quarter 2007 (including the negative impact of the EUR 57 million special item), with an operating margin of 20.3% (15.3%). First quarter 2008 operating profit included a EUR 81 million facilities impairment and other charges related to the closure of the Bochum site in Germany. First quarter 2007 operating profit included charges of EUR 57 million primarily related to restructuring. The 50% year on year increase in operating profit for the first quarter 2008 was driven primarily by an improved gross margin, compared to the first quarter 2007. The gross margin improvement was primarily due to newer and more profitable devices shipping in volumes. Excluding the special items, Device & Services first quarter 2008 operating margin was 21.2% (16.0%).

	INTERIM REPORT	5 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

Nokia Siemens Networks

First quarter 2008 net sales were EUR 3.4 billion. The first quarter 2008 results of Nokia Siemens Networks are not directly comparable to the first quarter of 2007 as it included the former Nokia Networks business group only. However, net sales were down 26% compared to the fourth quarter of 2007. This primarily reflects a normal seasonally lower first quarter, compared to a strong fourth quarter 2007.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q1 2008	Q4 2007	QoQ Change (%)
Europe	1 212	2 045	-40.8
Middle East & Africa	448	540	-17.0
China	269	492	-45.3
Asia-Pacific	944	838	12.7
North America	192	243	-21.1
Latin America	336	424	-20.7
Total	3 401	4 582	-25.8

Nokia Siemens Networks had a first quarter operating loss of EUR 74 million, with an operating margin of -2.2% (including the net negative impact of EUR 35 million in special items). The reported first quarter 2008 operating loss included a EUR 65 million gain due to the transfer of Finnish pension liabilities and a restructuring charge of EUR 100 million. The operating margin for the first quarter 2008, excluding these special items, was -1.1%, down from the comparable fourth quarter 2007 operating margin of 1.4%. The operating profit in the first quarter 2008 also included EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks. First quarter 2008 operating margin was a positive 2.4%, excluding both the special items and the purchase price accounting related items arising from the formation of Nokia Siemens Networks, down from the comparable fourth quarter 2007 operating margin of 4.3%. Operationally, the main factor for the sequential decline in the operating margin in the first quarter 2008 was the lower sequential net sales, driving higher operating expenses as a percent of net sales. Nokia Siemens Networks continued to be on track to deliver the targeted annual EUR 2 billion cost synergy target as previously announced.

Q1 2008 OPERATING HIGHLIGHTS

Nokia

•      On January 28, 2008, Nokia and Trolltech ASA announced that they had entered into an agreement that Nokia will make a public voluntary tender offer to acquire Trolltech, a company headquartered in Oslo, Norway and publicly listed on the Oslo Stock Exchange. Trolltech is a recognized software provider with world-class software development platforms and frameworks. The tender offer has commenced and completion of the acquisition is subject to customary closing conditions, including regulatory approvals.

•      We launched a technology concept called “Morph”, jointly developed by Nokia Research Center and the University of Cambridge, UK. The concept shows how future mobile devices might benefit from nanotechnology research to be flexible and environmentally intuitive, sensing and reacting to the needs of users as well as objects around them.

•      Nokia and UC Berkeley researchers tested technology for gathering traffic information from mobile devices in cars as an alternative to networks of sensors on the highways. One hundred cars equipped with the GPS-enabled Nokia N95 traveled a 10-mile stretch of highway near San Francisco to show how real-time information could be collected from the GPS feed to predict traffic flows and holdups, while preserving the privacy of the devices’ owners.

	INTERIM REPORT	6 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

•      We opened a satellite design studio in Rio de Janeiro, reflecting the increasing impact Latin American style and culture are expected to have on the future design of mobile devices and services.

•      We launched the 2008 Nokia Mobile Filmmaking Awards to support Pangea Day. Through ‘Share on Ovi’ consumers can upload, vote and share content for the Pangea Day broadcast on May 10, 2008.

Devices

•      At the Mobile World Congress 2008, we unveiled a new line up of converged devices and Internet services. The Nokia N96, Nokia N78, Nokia 6210 Navigator and Nokia 6220 classic all feature different location based and multimedia experiences, from pedestrian navigation to geotagging and movie viewing to video and photo sharing.

•      Nokia and Google announced a cooperation to integrate Google’s popular search engine with the Nokia Search application. The integration will begin in select markets with the Nokia N96, Nokia N78, Nokia 6210 Navigator and Nokia 6220 classic.

Services & Software

•      At the Mobile World Congress 2008, we announced the next step towards our Ovi Internet service environment by introducing ‘Nokia Maps 2.0’ and ‘Share on Ovi’, a personal media sharing community that makes it easy to upload, manage and share personal media.

•      We continued to expand the Nokia Music Store’s geographical reach, opening online stores in Germany and Finland.

•      Orange and Nokia signed a memorandum of understanding in order to partner on value-added services such as location based services, maps, mobile advertising and gaming.

•      We launched the N-Gage First Access Program, which allows consumers to try all N-Gage games for free from any one of the tens of millions of compatible Nokia devices in the market. They can then download and buy games with a mobile device or PC.

Nokia Siemens Networks

•      In February, Nokia Siemens Networks acquired Apertio, a leading provider of open real-time subscriber data platforms and applications. The Apertio platform was a key component of a major subscriber management deal signed with T-Mobile Germany in March.

•      Nokia Siemens Networks services capabilities and global reach were influential in winning a number of deals, including a pan-India contract for single Interactive Voice Response for Bharti Airtel; a large turnkey network expansion, including managed services, with Hutchison Telecom Indonesia; and a major consulting and systems integration DVB-H deal with Global Mediacom in Indonesia.

•      At the Mobile World Congress 2008, Nokia Siemens Networks launched its LTE solution for radio and core networks, including the new Flexi Multimode Base Station.

•      Nokia Siemens Networks signed a first customer deal, with Vodacom Tanzania, for the Village Connection solution, which brings mobile connectivity to customers in rural and suburban communities in new growth markets.

•      Nokia Siemens Networks continued to win strategic contracts in important markets, including a frame agreement to cover future network expansion with Megafon in Russia; key reference deals for its all-IP Internet High Speed Packet Access architecture solution, with T2 Slovenia and Stelera Wireless in the US; and an agreement with BSNL in India to expand broadband access to 25 000 villages.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press and http://www.nokiasiemensnetworks.com/press.

	INTERIM REPORT	7 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

NOKIA IN THE FIRST QUARTER 2008

(International Financial Reporting Standards (IFRS) comparisons given to the first quarter 2007 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the first quarter 2008 are not directly comparable to results for the first quarter 2007. Nokia’s first quarter 2007 included the former Nokia Networks business group only.

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services & Software and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: www.nokia.com/investors.

Nokia’s net sales increased 28% to EUR 12.7 billion (EUR 9.9 billion). Net sales of Devices & Services increased 13% to EUR 9.3 billion (EUR 8.2 billion). Net sales of Nokia Siemens Networks were EUR 3.4 billion.

Operating profit increased 20% to EUR 1.5 billion (EUR 1.3 billion), representing an operating margin of 12.1% (12.9%). Operating profit in Devices & Services increased 50% to EUR 1.9 billion (EUR 1.3 billion), representing an operating margin of 20.3% (15.3%). The operating loss in Nokia Siemens Networks was EUR 74 million, representing an operating margin of -2.2%. Group Common Functions expenses totaled EUR 278 million (EUR 58 million).

Financial income was EUR 68 million (EUR 48 million). Profit before tax and minority interests was EUR 1 607 million (EUR 1 325 million). Net profit totaled EUR 1 222 million (EUR 979 million). Earnings per share increased to EUR 0.32 (basic) and to EUR 0.32 (diluted), compared to EUR 0.25 (basic) and EUR 0.25 (diluted) in the first quarter 2007. Earnings per share, excluding special items, increased to EUR 0.38 (diluted), compared to EUR 0.26 (diluted) in the first quarter 2007.

PERSONNEL

The average number of employees during January-March 2008 was 114 735. At March 31, 2008, we employed a total of 116 378 people (112 262 people at December 31, 2007).

SHARES

The total number of Nokia shares on March 31, 2008 was 3 797 402 044. On March 31, 2008, Nokia and its subsidiary companies owned 10 661 635 Nokia shares, representing approximately 0.3% of the total number of Nokia shares and the total voting rights.

	INTERIM REPORT	8 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

Q1 2008 BY REPORTABLE SEGMENT, EUR million

(unaudited)

	Devices & Services	Nokia Siemens Networks	Corporate Common Functions	Eliminations	Group

Net sales	9 263	3 401	—	-4	12 660

Gross profit	3 569	958	—	—	4 527
Gross margin, %	38.5	28.2			35.8

Research and development expenses	-766	-607	-2	—	-1 375
% of net sales	8.3	17.8			10.9

Selling and marketing expenses	-696	-338	-1	—	-1 035
% of net sales	7.5	9.9			8.2

Administrative and general expenses	-110	-154	-44	—	-308
% of net sales	1.2	4.5			2.4

Other operating income and expenses	-114	67	-231	—	-278

Operating profit	1 883	-74	-278	—	1 531
Operating margin, %	20.3	-2.2			12.1

Q1 2007 BY REPORTABLE SEGMENT, EUR million

(unaudited)

	Devices & Services	Networks	Corporate Common Functions	Eliminations	Group

Net sales	8 163	1 697	—	-4	9 856

Gross profit	2 678	584	—	—	3 262
Gross margin, %	32.8	34.4			33.1

Research and development expenses	-639	-284	—	—	-923
% of net sales	7.8	16.7			9.4

Selling and marketing expenses	-658	-131	—	—	-789
% of net sales	8.1	7.7			8.0

Administrative and general expenses	-61	-74	-40	—	-175
% of net sales	0.7	4.4			1.8

Other operating income and expenses	-68	-17	-18	—	-103

Operating profit	1 252	78	-58	—	1 272
Operating margin, %	15.3	4.6			12.9

	INTERIM REPORT	9 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	1-3/2008	Y-o-Y change, %	1-3/2007	1-12/2007

Europe	4 452	21	3 669	20 030
Middle East & Africa	1 942	37	1 414	7 211
China	1 741	22	1 429	6 398
Asia-Pacific	3 041	36	2 228	11 295
North America	440	-2	447	2 278
Latin America	1 044	56	669	3 846

Total	12 660	28	9 856	51 058

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.08	Y-o-Y change, %	31.03.07	31.12.07

Europe	60 339	53	39 491	58 090
Middle-East & Africa	4 800	347	1 073	4 509
China	13 824	82	7 577	13 272
Asia-Pacific	19 375	100	9 683	18 117
North America	5 879	12	5 234	5 817
Latin America	12 161	131	5 263	12 457

Total	116 378	70	68 321	112 262

	INTERIM REPORT	10 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(unaudited)

	1-3/2008	1-3/2007	1-12/2007

Net sales	12 660	9 856	51 058
Cost of sales	-8 133	-6 594	-33 781

Gross profit	4 527	3 262	17 277
Research and development expenses	-1 375	-923	-5 636
Selling and marketing expenses	-1 035	-789	-4 379
Administrative and general expenses	-308	-175	-1 165
Other income	45	53	2 312
Other expenses	-323	-156	-424

Operating profit	1 531	1 272	7 985
Share of results of associated companies	8	5	44
Financial income and expenses	68	48	239

Profit before tax	1 607	1 325	8 268
Tax	-407	-337	-1 522

Profit before minority interests	1 200	988	6 746
Minority interests	22	-9	459

Profit attributable to equity holders of the parent	1 222	979	7 205

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.32	0.25	1.85
Diluted	0.32	0.25	1.83

Average number of shares (1 000 shares)
Basic	3 823 262	3 949 539	3 885 408
Diluted	3 863 623	3 978 525	3 932 008

Depreciation and amortization, total	347	173	1 206

Share-based compensation expense, total	56	48	236

	INTERIM REPORT	11 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	31.03.2008	31.03.2007	31.12.2007
ASSETS
Non-current assets
Capitalized development costs	358	263	378
Goodwill	1 454	527	1 384
Other intangible assets	2 334	287	2 358
Property, plant and equipment	1 813	1 583	1 912
Investments in associated companies	318	231	325
Available-for-sale investments	358	269	341
Deferred tax assets	1 661	807	1 553
Long-term loans receivable	18	18	10
Other non-current assets	37	8	44
	8 351	3 993	8 305
Current assets
Inventories	2 793	1 577	2 876
Accounts receivable	10 440	5 781	11 200
Prepaid expenses and accrued income	3 230	2 284	3 070
Current portion of long-term loans receivable	156	—	156
Other financial assets	348	110	239
Available-for-sale investments, liquid assets	3 201	6 110	4 903
Available-for-sale investments, cash equivalents	5 600	1 650	4 725
Bank and cash	1 565	1 325	2 125
	27 333	18 837	29 294
Total assets	35 684	22 830	37 599

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	654	2 766	644
Treasury shares	-286	-2 818	-3 146
Translation differences	-263	-70	-163
Fair value and other reserves	-27	17	23
Reserve for invested non-restricted equity	3 299	—	3 299
Retained earnings	10 830	12 113	13 870
	14 453	12 254	14 773
Minority interests	2 569	66	2 565
Total equity	17 022	12 320	17 338

Non-current liabilities
Long-term interest-bearing liabilities	173	70	203
Deferred tax liabilities	979	205	963
Other long-term liabilities	117	122	119
	1 269	397	1 285
Current liabilities
Current portion of long-term loans	154	—	173
Short-term borrowing	953	103	898
Accounts payable	5 589	3 818	7 074
Accrued expenses	6 919	3 766	7 114
Provisions	3 778	2 426	3 717
	17 393	10 113	18 976
Total shareholders’ equity and liabilities	35 684	22 830	37 599
Interest-bearing liabilities	1 280	173	1 274
Shareholders’ equity per share, EUR	3.82	3.13	3.84
Number of shares (1 000 shares) (1)	3 786 740	3 920 625	3 845 950

1) Shares owned by Group companies are excluded.

	INTERIM REPORT	12 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(unaudited)

	1-3/2008	1-3/2007	1-12/2007
Cash flow from operating activities
Profit attributable to equity holders of the parent	1 222	979	7 205
Adjustments, total	991	521	1 269
Change in net working capital	-1 259	367	605
Cash generated from operations	954	1 867	9 079
Interest received	193	74	362
Interest paid	-28	-16	-59
Other financial income and expenses, net received	49	-36	-43
Income taxes paid	-411	-248	-1 457
Net cash from operating activities	757	1 641	7 882

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-205	—	253
Purchase of current available-for-sale investments, liquid assets	-439	-1 731	-4 798
Purchase of non-current available-for-sale investments	-22	-7	-126
Purchase of shares in associated companies	—	-5	-25
Additions to capitalized development costs	-24	-38	-157
Long-term loans made to customers	—	—	-261
Proceeds from repayment and sale of long-term loans receivable	—	—	163
Proceeds from (+) / payment of (-) other long-term loans receivable	—	1	5
Proceeds from (+) / payment of (-) short-term loans receivable	-285	-23	-119
Capital expenditures	-179	-123	-715
Proceeds from disposal of shares in associated companies	2	—	6
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	2 042	618	4 930
Proceeds from sale of non-current available-for-sale investments	—	12	50
Proceeds form sale of fixed assets	15	19	72
Dividends received	—	—	12
Net cash from / used in investing activities	905	-1 277	-710

Cash flow from financing activities
Proceeds from stock option exercises	—	—	987
Purchase of treasury shares	-1 371	-758	-3 819
Proceeds from long-term borrowings	1	—	115
Repayment of long-term borrowings	-28	—	-16
Proceeds from (+) / payment of (-) short-term borrowings	75	-114	661
Dividends paid	-	-37	-1 760
Net cash used in financing activities	-1 323	-909	-3 832

Foreign exchange adjustment	-24	-5	-15
Net increase (+) / decrease (-) in cash and cash equivalents	315	-550	3 325
Cash and cash equivalents at beginning of period	6 850	3 525	3 525
Cash and cash equivalents at end of period	7 165	2 975	6 850

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

	INTERIM REPORT	13 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2006	246	2 707	-2 060	-34	-14	-	11 123	11 968	92	12 060
Tax benefit on stock options exercised		-1						-1		-1
Excess tax benefit on share-based compensation		15						15		15
Translation differences				-52				-52	—	-52
Net investment hedge gains, net				16				16		16
Cash flow hedges, net of tax					20			20		20
Available-for-sale investments, net of tax					11			11		11
Other increase, net							11	11	2	13
Profit							979	979	9	988
Total recognized income and expense	—	14	—	-36	31	—	990	999	11	1 010
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		46						46		46
Acquisition of treasury shares			-760					-760		-760
Reissuance of treasury shares			2					2		2
Dividend								—	-37	-37
Total other equity movements	0	45	-758	—	—	—	—	-713	-37	-750
Balance at March 31, 2007	246	2 766	-2 818	-70	17	—	12 113	12 254	66	12 320

Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Excess tax benefit on share-based compensation		-28						-28	0	-28
Translation differences				-127				-127	-17	-144
Net investment hedge gains, net				27				27		27
Cash flow hedges, net of tax					-67			-67		-67
Available-for-sale investments, net of tax					17			17		17
Other decrease, net							-31	-31		-31
Profit							1 222	1 222	-22	1 200
Total recognized income and expense	—	-28	—	-100	-50	—	1 191	1 013	-39	974
Share-based compensation		54						54		54
Settlement of performance shares		-16	2					-14		-14
Acquisition of treasury shares			-1 374					-1 374		-1 374
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			4 231				-4 231	—		—
Dividend							—	—	-1	-1
Acquisitions and other changes in minority interests								—	44	44
Total of other equity movements	—	38	2 860	—	—	0	-4 231	-1 333	43	-1 290
Balance at March 31, 2008	246	654	-286	-263	-27	3 299	10 830	14 453	2 569	17 022

	INTERIM REPORT	14 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	31.03.08	31.03.07	31.12.07

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	28	27	29

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	2 336	341	2 563

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	133	28	130
Other guarantees	1	2	1

Leasing obligations	1 093	614	998

Financing commitments
Customer finance commitments	230	161	270
Venture fund commitments	219	266	251

1 EUR = 1.5701 USD

	INTERIM REPORT	15 (15)

Nokia Corporation	17.4.2008 at 13.00 (CET+1)

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – April 17, 2008

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to report its Q2 results on July 17, 2008

•                  The Annual General Meeting will be held on May 8, 2008

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2008	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel